Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

February 2, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Transamerica Series Trust (the “Trust”)

1933 Act File No.:         033-00507

1940 Act File No.:         811-04419

Dear Sir/Madam:

We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 102 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed under paragraph (a)(2) of Rule 485 under the Securities Act of 1933, as amended, for review and comment by the staff of the U.S. Securities and Exchange Commission (the “Commission”). Pursuant to Rule 485(a)(2), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective 75 days after filing. No fees are required in connection with this filing.

The Amendment is being filed for the purpose of adding three new series to the Trust as designated below. Each new series will have Service Class shares.

Transamerica Legg Mason Dynamic Allocation – Balanced VP

Transamerica Legg Mason Dynamic Allocation – Growth VP

Transamerica Market Participation Strategy VP

The Statement of Additional Information (“SAI”) filed with this Amendment is identical to the SAI filed with Post-Effective Amendment No. 101 filed January 27, 2012 (SEC Accession No. 0001193125-12-027430).

Should you have any questions or comments regarding this filing, please contact the undersigned at 727-299-1803.

Very truly yours,

/s/ Margaret A. Cullem-Fiore
Margaret A. Cullem-Fiore
Vice President and Senior Counsel
Transamerica Asset Management, Inc.